Contact

www.linkedin.com/in/dale-
rasmussen-aaa289119 (LinkedIn)

Dale Rasmussen

Real Estate Advisor

Black Diamond, Washington, United States

Experience

Self employed
Executive
August 2018 - Present (6 years 5 months)
USA

Digi Outdoor Media, Inc.
Executive
June 2012 - August 2018 (6 years 3 months)

_____